UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 1, 2008

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.01     Press release dated January 9, 2008
         CDC Games Provides Update on Key Performance Metrics and Launch
         of First Game in Japan

1.02     Press release dated January 10, 2008
         CDC Corporation Provides Update on Insider Transactions

1.03     Press release dated January 14, 2008
         CDC Software’s HRM Solutions Help Ingersoll Rand Improve Efficiency
         in its Human Resources Operations in China

1.04     Press release dated January 17, 2008
         CDC Software Expects Record Revenue of $92 to $95 Million for the
         Fourth Quarter of 2007

1.05     Press release dated January 22, 2008
         CDC Software’s Ross Enterprise Helps Juice Harvest Grow without
         Sacrificing High Quality Standards

1.06     Press release dated January 24, 2008
         CDC Games Announces Promotion of John Huen to Chief Operating Officer

1.07     Press release dated January 24, 2008
         CDC Games Announces Rapid Growth  of Special Force in Early 2008

1.08     Press release dated January 25, 2008
         CDC Corporation Provides Update on Insider Buying

1.09     Press release dated January 28, 2008
         CDC Games Launches New Online Game “16Pounds” in Thailand

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: January 28, 2008	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated January 9, 2008 -- CDC Games Provides Update on Key Performance Metrics and Launch of First Game in Japan
1.02	Press release dated January 10, 2008 -- CDC Corporation Provides Update on Insider Transactions
1.03	Press release dated January 14, 2008 -- CDC Software’s HRM Solutions Help Ingersoll Rand Improve Efficiency in its Human Resources Operations in China
1.04	Press release dated January 17, 2008 -- CDC Software Expects Record Revenue of $92 to $95 Million for the Fourth Quarter of 2007
1.05	Press release dated January 22, 2008 --CDC Software’s Ross Enterprise Helps Juice Harvest Grow without Sacrificing High Quality Standards
1.06	Press release dated January 24, 2008 -- CDC Games Announces Promotion of John Huen to Chief Operating Officer
1.07	Press release dated January 24, 2008 -- CDC Games Announces Rapid Growth of Special Force in Early 2008
1.08	Press release dated January 25, 2008 -- CDC Corporation Provides Update on Insider Buying
1.09	Press release dated January 28, 2008 -- CDC Games Launches New Online Game “16Pounds” in Thailand